                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                           ------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 3)

                           ------------------------

                        DELCO REMY INTERNATIONAL, INC.
                               (Name of Issuer)

                Class A Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                  246626-10-5
                                (CUSIP number)

                               Michael A. Delaney
                                 Vice President
                          Court Square Capital Limited
                                399 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000

                     (Name, address and telephone number of
                      Person Authorized to Receive Notices
                              and Communications)

                                    Copy To:

                            Craig L. Godshall, Esq.
                                    Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                     Philadelphia, Pennsylvania 19103-2793
                                 (215) 994-4000

                                January 11, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

CUSIP No. 246626-10-5
          -----------



------------------------------------------------------------------------------
 1    Name of Reporting Person  Citicorp Banking Corporation

      SS. Or I.R.S. Identification No. of Above Persons

------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds

      WC
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
                     7    Sole Voting
                          Power                         0
                   -----------------------------------------------------------
     Number of       8    Shared Voting
      Shares              Power                 8,160,038*
   Beneficially    -----------------------------------------------------------
     Owned By        9    Sole Dispositive
    Reporting             Power                         0
      Person
       With        -----------------------------------------------------------
                     10   Shared Dispositive
                          Power                 8,160,038*
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                8,160,038*
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

                45%*
------------------------------------------------------------------------------
14    Type of Reporting Person

                HC
------------------------------------------------------------------------------
* Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 1,527,304 shares of Class A Common Stock held by affiliates of Court Square for which shares Court Square disclaims beneficial ownership. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

CUSIP No. 246626-10-5
          -----------



------------------------------------------------------------------------------
 1    Name of Reporting Person  Citicorp

      SS. Or I.R.S. Identification No. of Above Person

------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds

      WC
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
                     7    Sole Voting
                          Power                         0
                   -----------------------------------------------------------
     Number of       8    Shared Voting
      Shares              Power                 8,160,038*
   Beneficially    -----------------------------------------------------------
     Owned By        9    Sole Dispositive
    Reporting             Power                         0
      Person
       With        -----------------------------------------------------------
                     10   Shared Dispositive
                          Power                 8,160,038*
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                8,160,038*
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

                45%*
------------------------------------------------------------------------------
14    Type of Reporting Person

                HC
------------------------------------------------------------------------------
* Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 1,527,304 shares of Class A Common Stock held by affiliates of Court Square for which shares Court Square disclaims beneficial ownership. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

CUSIP No. 246626-10-5
          -----------



------------------------------------------------------------------------------
 1    Name of Reporting Person  Citigroup Holdings Company

      SS. Or I.R.S. Identification No. of Above Persons

------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds

      WC
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
                     7    Sole Voting
                          Power                         0
                   -----------------------------------------------------------
     Number of       8    Shared Voting
      Shares              Power                 8,160,038*
   Beneficially    -----------------------------------------------------------
     Owned By        9    Sole Dispositive
    Reporting             Power                         0
      Person
       With        -----------------------------------------------------------
                     10   Shared Dispositive
                          Power                 8,160,038*
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                8,160,038*
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

                45%*
------------------------------------------------------------------------------
14    Type of Reporting Person

                HC
------------------------------------------------------------------------------
* Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 1,527,304 shares of Class A Common Stock held by affiliates of Court Square for which shares Court Square disclaims beneficial ownership. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

CUSIP No. 246626-10-5
          -----------



------------------------------------------------------------------------------
 1    Name of Reporting Person  Citicorp Inc.

      SS. Or I.R.S. Identification No. of Above Persons

------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds

      WC
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
                     7    Sole Voting
                          Power                         0
                   -----------------------------------------------------------
     Number of       8    Shared Voting
      Shares              Power                 8,180,999*
   Beneficially    -----------------------------------------------------------
     Owned By        9    Sole Dispositive
    Reporting             Power                         0
      Person
       With        -----------------------------------------------------------
                     10   Shared Dispositive
                          Power                 8,180,999*
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                8,180,999*
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

                45.2%*
------------------------------------------------------------------------------
14    Type of Reporting Person

                HC
------------------------------------------------------------------------------
* Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 1,527,304 shares of Class A Common Stock held by affiliates of Court Square for which shares Court Square disclaims beneficial ownership. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

                                 SCHEDULE 13D

          This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to a
Schedule 13D filed on August 10, 2000 ("Schedule 13D") with the Securities and Exchange Commission ("SEC"), Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the SEC on December 5, 2000 and Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed with the SEC on January 2, 2001. This Amendment No. 3 amends and supplements Amendment No. 2.

          This Amendment No. 3 relates to the shares of Class A Common Stock, par value $0.01 per share (the "Common Stock") of Delco Remy International, Inc., a Delaware corporation (the "Company"). Information in the Schedule 13D and Amendment No. 1 and Amendment No. 2 remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 3. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 13D and Amendment No. 1 and Amendment No. 2.

ITEM 4.  PURPOSE OF TRANSACTION

          The response set forth in Item 4 of Amendment No. 2 is hereby amended and supplemented by the following information:

          The information set forth in Item 6 of Amendment No. 1 to Schedule TO filed by CSC and DRI with the SEC on January 30, 2001, which is attached hereto as Exhibit 2, is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement among Citicorp Banking Corporation, Citicorp, Citigroup Holdings Company and Citigroup Inc.

Exhibit 2 Amendment No. 1 to Schedule TO filed by CSC and DRI with the SEC on January 30, 2001.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 31, 2001                      CITICORP BANKING CORPORATION


                                              By:  /s/  William Wolf
                                                 ----------------------------
                                              Name:     William Wolf
                                                   --------------------------
                                              Title:    Senior Vice President
                                                    -------------------------

                                              CITICORP


                                              By:  /s/  Joseph B. Wollard
                                                 ----------------------------
                                              Name:     Joseph B. Wollard
                                                   --------------------------
                                              Title:    Assistant Secretary
                                                    -------------------------

                                              CITIGROUP HOLDINGS COMPANY


                                              By:  /s/  Joseph B. Wollard
                                                 ----------------------------
                                              Name:     Joseph B. Wollard
                                                   --------------------------
                                              Title:    Assistant Secretary
                                                    -------------------------

                                              CITIGROUP INC.


                                              By:  /s/  Joseph B. Wollard
                                                 ----------------------------
                                              Name:     Joseph B. Wollard
                                                   --------------------------
                                              Title:    Assistant Secretary
                                                    -------------------------